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                                                              Exhibit 12(a)

                          XEROX CREDIT CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                (In Millions)

                                            Year Ended December 31,
                                1994      1993      1992     1991     1990

Income before income taxes     $ 147     $ 154     $ 158    $ 164    $ 182

Fixed charges:
  Interest expense
    Xerox debt                     5         4         2        -        2
    Other debt                   197       205       210      200      205
      Total fixed charges        202       209       212      200      207
Earnings available for
  fixed charges                $ 349     $ 363     $ 370    $ 364    $ 389

Ratio of earnings to
  fixed charges (1)             1.73      1.74      1.75     1.82     1.88

(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges by total fixed charges. Interest expense has been assigned to discontinued operations principally on the basis of the relative amount of gross assets of the discontinued operations. Management believes that this allocation method is reasonable in light of the amount of debt specifically assigned to discontinued operations. The discontinued operations consist of the Company's real-estate development and related financing operations and its third-party financing and leasing businesses.



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